

April 24, 2015

<u>Via E-mail</u>
Michael D. Cohen, Esq.
Senior Vice President, Corporate Development,
General Counsel and Corporate Secretary
Caesars Acquisition Company
One Caesars Palace Drive
 Las Vegas, Nevada 89109

> **Re: Caesars Growth Properties Holdings, LLC**
> **Registration Statement on Form S-4**
> **Filed March 30, 2015**
> **File No. 333-203106**

Dear Mr. Cohen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your disclosure on page 35 in the risk factor section regarding the CEOC Bondholder Litigation. You state that if Caesars Acquisition Company and Growth Partners lose such lawsuits that they may have to return the assets or their value to Caesars Entertainment and its subsidiaries. You further state that the consequences could have a material adverse effect on your business, financial condition, results of operations and prospects. Please discuss in greater detail in the risk factor section or elsewhere, such as the MD&A section, the material adverse effect on your business, financial condition, results of operations and prospects or advise. Also, please briefly describe this litigation in your summary.

Michael D. Cohen, Esq.
Caesars Growth Properties Holdings, LLC
April 24, 2015
Page 2

2.   We note in the Form 10-K for the fiscal year ended December 31, 2014 for Caesars
        Entertainment Corporation that certain litigation and Noteholder Disputes raise
        substantial doubt about their ability to continue as a going concern. Please describe to us
        how the litigation described on pages 76 through 78 of this registration statement impacts
        your analysis of your ability to continue as a going concern.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Other Non-Amortizing Intangible Assets, page 61

3.   We note that your goodwill and other non-amortizing intangible assets are at risk for
        further partial or total impairment should you experience "minor adverse changes" in
        your significant assumptions. For each reporting unit that is at risk of failing step one of
        the impairment test (defined in ASC 350) please tell us and consider disclosing the
        following:
        •   The percentage by which fair value exceeded carrying value as of the date of the most
            recent test and
        •   The amount of goodwill allocated to the reporting unit.

        Also, your disclosure indicates that the asset group level for long-lived assets is the
        individual property. Please confirm whether reporting units for goodwill impairment
        testing is similarly at the individual property level.

Financial Statements of Caesars Growth Properties Holdings, LLC

Report of Independent Registered Public Accounting Firm, page F-2

4.   Please amend your filing to include a signed audit report.

Note 13 – Litigation, Contractual Commitments and Contingent Liabilities

CEOC Bondholder Litigation, page F-29

5.   We note on page F-31 that "given the uncertainty of litigation, combined with the fact
        that such matters are each in their very preliminary stages ..." you cannot provide the
        "range of potential losses." Please supplementally explain to us the procedures you
        undertake on a quarterly basis to attempt to develop a range of reasonably possible loss
        for disclosure and tell us the specific factors that are causing the inability to estimate a
        range for each material matter. We recognize that there are a number of uncertainties and
        potential outcomes associated with loss contingencies. Nonetheless, an effort should be
        made to develop estimates for purposes of disclosure, including determining which of the
        potential outcomes are reasonably possible and what the reasonably possible range of
        losses would be for those reasonably possible outcomes.

Additionally, ASC 450 does not use the term "potential"; therefore, in future filings please provide disclosure relative to reasonably possible losses.

Note 16 – Subsequent Events, page F-39

6.   We note your disclosure beginning on page F-20 regarding the Registration Rights Agreement and the deadline to register the 2022 Notes by April 17, 2015. Please describe to us the impact of the deadline to your financial statements and if material, update your disclosure accordingly.

Note 18 – Combined and Consolidating Condensed Financial Information of Guarantors and Issuer, page F-40

7.   We note that the 2022 Notes are guaranteed by your Subsidiary Guarantors and that each guarantee will be automatically released upon the sale, disposition, exchange or other transfer of the Capital Stock of the applicable Subsidiary Guarantor. Please tell us whether the guarantee will be released upon sale of all of the Capital Stock or a portion of the Capital Stock of the applicable Subsidiary Guarantor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Monica K. Thurmond, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP